SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

JAKKS PACIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47012E106

(CUSIP Number)

California Capital Z, LLC

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 2 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 239,622 (See Item 5)
	8	SHARED VOTING POWER 3,761,054 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 239,622 (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,761,054 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,676 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

* See Instructions

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 3 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) California Capital Z, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,261,054 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,261,054 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,261,054 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – limited liability company

* See Instructions

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 4 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) California Capital Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 1,500,000 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,500,000 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – limited liability company

* See Instructions

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 5 OF 10 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NantWorks LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 1,500,000 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,500,000 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – limited liability company

* See Instructions

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 6 OF 10 PAGES

This Amendment No. 7 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”), on October 15, 2012, by California Capital Z, LLC, a limited liability company (“California Capital”), and Dr. Patrick Soon-Shiong with respect to the common stock, par value $0.001 per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Company”), as amended by (i) Amendment No. 1 thereto, filed with the SEC on April 9, 2013, (ii) Amendment No. 2 thereto, filed with the SEC on April 10, 2013, (iii) Amendment No. 3 thereto, filed with the SEC on July 15, 2013, (iv) Amendment No. 4 thereto, filed with the SEC on July 22, 2013, (v) Amendment No. 5 thereto, filed with the SEC on November 25, 2015, and (vi) Amendment No. 6 thereto, filed with the SEC on March 4, 2016. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 7) shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

The following calculations of percentage ownership of the outstanding Common Stock are based on 20,474,446 shares of Common Stock outstanding as of May 10, 2016, as reported in the Form 10-Q filed by the Company with the SEC on May 10, 2016.

(a)-(b)	Due to its ownership of the Warrant (as defined in Amendment No. 3 to this Schedule 13D), NantWorks may be deemed to beneficially own 1,500,000 shares of Common Stock, representing approximately 6.8% of the outstanding Common Stock (after giving effect to the exercise of the Warrant). As the sole member of NantWorks, California Equity may be deemed to beneficially own all Common Stock owned by NantWorks. Accordingly, California Equity may be deemed to beneficially own, in the aggregate, 1,500,000 shares of Common Stock, representing approximately 6.8% of the outstanding Common Stock (after giving effect to the exercise of the Warrant).

California Capital directly owns 2,261,054 shares of Common Stock, representing approximately 11.0% of the outstanding Common Stock.

Dr. Soon-Shiong directly owns 239,622 shares of Common Stock, representing approximately 1.2% of the outstanding Common Stock. In addition, as the sole member of each of California Capital and California Equity, Dr. Soon-Shiong may be deemed to beneficially own all Common Stock beneficially owned by California Capital and by California Equity (including all Common Stock beneficially owned by NantWorks). Accordingly, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 4,000,676 shares of Common Stock, representing approximately 18.2% of the outstanding Common Stock (after giving effect to the exercise of the Warrant).

Dr. Soon-Shiong has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 239,622 shares of Common Stock that are directly owned by him. California Capital may be deemed to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the 2,261,054 shares of Common Stock that are directly owned by California Capital with Dr. Soon-Shiong. NantWorks may be deemed to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the 1,500,000 shares of Common Stock issuable upon exercise of the Warrant with California Equity and Dr. Soon-Shiong.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	On June 7, 2016, California Capital sold 30,399 shares of Common Stock on the open market for a weighted average price of $7.68 per share. These shares were sold in multiple transactions at prices ranging from $7.59 to $7.74, inclusive.

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 7 OF 10 PAGES

On June 8, 2016, California Capital sold 19,944 shares of Common Stock on the open market for a weighted average price of $7.83 per share. These shares were sold in multiple transactions at prices ranging from $7.74 to $7.88, inclusive.

On June 9, 2016, California Capital sold 50,309 shares of Common Stock on the open market for a weighted average price of $7.871 per share. These shares were sold in multiple transactions at prices ranging from $7.770 to $8.015, inclusive.

On June 10, 2016, California Capital sold 38,297 shares of Common Stock on the open market for a weighted average price of $7.844 per share. These shares were sold in multiple transactions at prices ranging from $7.810 to $7.890, inclusive.

On June 13, 2016, California Capital sold 8,100 shares of Common Stock on the open market for a weighted average price of $7.915 per share. These shares were sold in multiple transactions at prices ranging from $7.900 to $7.960, inclusive.

On June 14, 2016, California Capital sold 25,011 shares of Common Stock on the open market for a weighted average price of $7.771 per share. These shares were sold in multiple transactions at prices ranging from $7.730 to $7.810, inclusive.

On June 15, 2016, California Capital sold 19,158 shares of Common Stock on the open market for a weighted average price of $7.941 per share. These shares were sold in multiple transactions at prices ranging from $7.890 to $7.980, inclusive.

On June 20, 2016, California Capital sold 9,307 shares of Common Stock on the open market for a weighted average price of $7.82 per share. These shares were sold in multiple transactions at prices ranging from $7.775 to $7.910, inclusive.

On June 22, 2016, California Capital sold 11,682 shares of Common Stock on the open market for a weighted average price of $7.725 per share. These shares were sold in multiple transactions at prices ranging from $7.700 to $7.790, inclusive.

On June 23, 2016, California Capital sold 20,517 shares of Common Stock on the open market for a weighted average price of $7.911 per share. These shares were sold in multiple transactions at prices ranging from $7.830 to $7.950, inclusive.

On June 24, 2016, California Capital sold 4,986 shares of Common Stock on the open market for a weighted average price of $7.806 per share. These shares were sold in multiple transactions at prices ranging from $7.800 to $7.820, inclusive.

On June 29, 2016, California Capital sold 10,850 shares of Common Stock on the open market for a weighted average price of $7.776 per share. These shares were sold in multiple transactions at prices ranging from $7.750 to $7.800, inclusive.

On June 30, 2016, California Capital sold 17,337 shares of Common Stock on the open market for a weighted average price of $7.893 per share. These shares were sold in multiple transactions at prices ranging from $7.840 to $7.915, inclusive.

On July 1, 2016, California Capital sold 7,000 shares of Common Stock on the open market for a weighted average price of $8.075 per share. These shares were sold in multiple transactions at prices ranging from $8.075 to $8.120, inclusive.

On July 6, 2016, California Capital sold 100,000 shares of Common Stock on the open market for a weighted average price of $8.196 per share. These shares were sold in multiple transactions at prices ranging from $8.100 to $8.325, inclusive.

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 8 OF 10 PAGES

On July 7, 2016, California Capital sold 51,342 shares of Common Stock on the open market for a weighted average price of $8.353 per share. These shares were sold in multiple transactions at prices ranging from $8.350 to $8.420, inclusive.

On July 8, 2016, California Capital sold 11,903 shares of Common Stock on the open market for a weighted average price of $8.441 per share. These shares were sold in multiple transactions at prices ranging from $8.40 to $8.50, inclusive.

On July 11, 2016, California Capital sold 9,906 shares of Common Stock on the open market for a weighted average price of $8.418 per share. These shares were sold in multiple transactions at prices ranging from $8.40 to $8.45, inclusive.

On July 12, 2016, California Capital sold 28,274 shares of Common Stock on the open market for a weighted average price of $8.621 per share. These shares were sold in multiple transactions at prices ranging from $8.580 to $8.710, inclusive.

On July 14, 2016, California Capital sold 13,401 shares of Common Stock on the open market for a weighted average price of $8.53 per share. These shares were sold in multiple transactions at prices ranging from $8.500 to $8.565, inclusive.

On July 18, 2016, California Capital sold 100,000 shares of Common Stock on the open market for a weighted average price of $8.623 per share. These shares were sold in multiple transactions at prices ranging from $8.400 to $8.820, inclusive.

On July 19, 2016, California Capital sold 7,100 shares of Common Stock on the open market for a weighted average price of $9.014 per share. These shares were sold in multiple transactions at prices ranging from $9.000 to $9.050, inclusive.

On July 20, 2016, California Capital sold 22,900 shares of Common Stock on the open market for a weighted average price of $8.739 per share. These shares were sold in multiple transactions at prices ranging from $8.680 to $8.750, inclusive.

On July 21, 2016, California Capital sold 67,151 shares of Common Stock on the open market for a weighted average price of $9.03 per share. These shares were sold in multiple transactions at prices ranging from $8.910 to $9.120, inclusive.

On July 22, 2016, California Capital sold 15,126 shares of Common Stock on the open market for a weighted average price of $9.43 per share. These shares were sold in multiple transactions at prices ranging from $9.4001 to $9.48, inclusive.

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 9 OF 10 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: July 26, 2016

CALIFORNIA CAPITAL Z, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

NANTWORKS LLC

By:	/s/ Charles Kenworthy
Its:	Authorized Signatory

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 10 OF 10 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of October 15, 2012, between California Capital Z, LLC and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 15, 2012).

2	Joint Filing Agreement, dated as of July 5, 2013, among Dr. Patrick Soon-Shiong, California Capital Z, LLC and NantWorks LLC (incorporated by reference to Exhibit 2 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2013)

3	Warrant for the Purchase of Common Stock, dated as of September 12, 2012, by JAKKS Pacific, Inc. in favor of NantWorks LLC (incorporated by reference to Exhibit 3 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2013).

4	Registration Rights Agreement, dated as of September 12, 2012, between JAKKS Pacific, Inc. and NantWorks LLC (incorporated by reference to Exhibit 4 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2013).

5	Joint Filing Agreement, dated as of November 25, 2015, among Dr. Patrick Soon-Shiong, California Capital Z, LLC, California Capital Equity, LLC, and NantWorks LLC (incorporated by reference to Exhibit 5 to Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the SEC on November 25, 2015).